SANDSTORM GOLD LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Q3 / 2013

For The Period Ended September 30, 2013

This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. and its subsidiary entities (“Sandstorm” or the “Company”) should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandstorm for the three and nine months ended September 30, 2013 and related notes thereto which have been prepared in accordance with International Accounting Standards (“IAS”) 34: Interim Financial Reporting using accounting policies in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2012 and the corresponding notes to the financial statements which are available on SEDAR at www.sedar.com. The information contained within this MD&A is current to November 4, 2013 and all figures are stated in U.S. dollars unless otherwise noted.

HIGHLIGHTS

•	On October 4, 2013, the Company closed its previously announced acquisition for all the outstanding common shares of Premier Royalty Inc. With the acquisition of Premier Royalty, Sandstorm has a cash balance of over $90 million and a portfolio of nine gold streams and 25 gold royalties.

•	Gold sales, excluding Premier Royalty’s attributable ounces, for the three and nine months ended September 30, 2013 were 9,570 ounces and 25,624 ounces, respectively, compared with 9,066 ounces and 26,271 ounces for the comparable periods in 2012, with gold sales for the most recently completed three months representing a record quarter for the Company.

•	Revenue for the three and nine months ended September 30, 2013 were $15.4 million and $44.0 million, respectively, compared with $15.1 million and $43.5 million for the comparable periods in 2012, with revenue for the most recently completed nine months representing a record for the Company.

•	The Company remitted a $10 million loan to Luna Gold Corp. in accordance with its previously announced commitment to issue a non-revolving loan facility to Luna. The Loan is subject to interest at a rate of 12% per annum, subject to certain conditions, and will mature on June 30, 2017. The proceeds from the Loan will be used towards the Phase I expansion and exploration activities at Luna’s Aurizona Mine.

•	During the three months ended September 30, 2013, the Company amended the previously announced Gold Stream agreement with Munity Gold Ltd. In accordance with the amended Gold Stream, Sandstorm has agreed to purchase an amount equal to 2.6% of the gold produced from the Deflector property in exchange for an upfront payment of $6 million. The payment was previously remitted to Mutiny in the form of a loan; therefore, no additional payments are required to be made by Sandstorm.

Overview

The Company is a growth-focused company that seeks to acquire gold and other precious metal purchase agreements (“Gold Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce, a percentage of a mine’s gold, silver or platinum ("Gold Equivalent") production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams from mines with low production costs, significant exploration potential and strong management teams. The Company currently has nine Gold Streams and 25 net smelter returns royalties (“NSR”s), of which 13 of the underlying mines are producing gold.

Outlook

Based on the existing Gold Streams and excluding any attributable production relating to Premier Royalty Inc., forecasted 2013 attributable production is between 33,000 – 37,000 Gold Equivalent ounces, increasing to approximately 60,000 of Gold Equivalent ounces per annum by 2016. This growth is driven by the Company’s portfolio of Gold Streams with mines, most of which are either currently producing or expected to commence production by 2015.

AURIZONA GOLD STREAM

Luna Gold Corp.

The Company has a Gold Stream to purchase 17% of the life of mine gold produced from Luna Gold Corp.’s (“Luna”) open-pit Aurizona mine, located in Brazil (the “Aurizona Mine”) for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold.

The Company has paid $4.3 million and agreed to contribute another $5.7 million in capital towards the phase one production expansion project (“Phase 1 Expansion”) at Luna's Aurizona Mine. Sandstorm’s contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million.

In addition, the Company remitted a $10.0 million loan to Luna in accordance with its previously announced commitment to issue a non-revolving loan facility to the company. The Loan is subject to interest at a rate of 12% per annum, subject to certain conditions, and will mature on June 30, 2017. The proceeds from the Loan will be used towards the Phase I Expansion and exploration activities at Luna’s Aurizona Mine.

Current activities at the Aurizona Mine include:

•	Luna announced an increase in reserves to 2.36 million ounces of gold and extended the life of mine to 15 years with production estimated to be between 125,000 and 140,000 ounces per annum at its Aurizona Mine. For further information regarding the results please visit the Luna Gold website at www.lunagold.com.

SERRA PELADA STREAM

Colossus Minerals Inc.

The Company has a Gold Stream with Colossus Minerals Inc. (“Colossus”) to purchase an amount equal to 1.5% of the gold and 35% of the platinum produced from the Serra Pelada mine (the “Serra Pelada Mine”) located in Para, Brazil for ongoing per ounce payments equal to the lesser of $400 per ounce of gold and the then prevailing market price of gold, and the lesser of $200 per ounce of platinum and the then prevailing market price of platinum. The Company is not required to contribute any further capital, exploration, or operating expenditures to Colossus.

As part of the transaction, the Company also agreed to purchase 35% of the life of mine palladium produced from the Serra Pelada Mine (the “Palladium Stream”) in exchange for paying a $15.0 million deposit plus ongoing payments of $100 per ounce of palladium. Concurrently, the Company entered into a similar back-to-back agreement with Sandstorm Metals & Energy Ltd. (“Sandstorm Metals & Energy”) whereby Sandstorm Metals & Energy purchased the Palladium Stream from Sandstorm in exchange for $15.0 million in cash (which the Company received during the three months ended March 31, 2013).

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Colossus has guaranteed certain minimum annual deliveries for the initial 10 year period, commencing in 2013, so long as the mine is in operation. Colossus has also provided a guarantee that in the event the Serra Pelada Mine shuts down for a period of 24 months and Sandstorm has not recognized cash flows equal to the initial upfront deposit, then Colossus will refund the balance to Sandstorm. In addition, Colossus has agreed to refund a pro-rata portion of the upfront deposit in the event that the Serra Pelada Mine does not achieve a completion test within 48 months of funding.

Until April 1, 2015, Colossus has the option to repurchase up to 50% of the agreement by making up to a $39.0 million payment to Sandstorm, upon receipt of which, the percentage of gold and platinum that Sandstorm is entitled to purchase shall decrease to 0.75% and 17.5%, respectively.

The Serra Pelada Mine is a high grade gold-platinum-palladium deposit located in the mineral and mining prolific Carajas region in Para State, northern Brazil. The existing infrastructure and accessibility to the site are excellent due to the close proximity of a number of major mines. During the 1980’s, the Serra Pelada Mine hosted the largest ever gold rush in Latin America with up to 80,000 artisanal miners producing 2.0 million ounces of gold, plus platinum and palladium, from a hand-dug open pit. The Serra Pelada Mine is fully permitted and construction is underway. It is expected to be a high grade, polymetallic producer.

Current activities at the Serra Pelada Mine include:

•	Colossus continues with the expansion of its dewatering program.

•	Colossus has substantially completed its bulk sample program which is expected to be processed once management is satisfied with process plant operating effectiveness.

•	Colossus continues its underground development and is advancing on four separate development faces including advancing the main decline.

BLACK FOX GOLD STREAM

Brigus Gold Corp.

The Company has a Gold Stream to purchase 8% of the life of mine gold produced from Brigus Gold Corp.’s (“Brigus”) open pit and underground Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), and 6.3% of the life of mine gold produced from Brigus’ Black Fox Extension (the “Black Fox Extension”), which includes a portion of Brigus’ Pike River concessions, for a per ounce payment equal to the lesser of $504 and the then prevailing market price of gold.

The Black Fox Mine began operating as an open pit mine and in mid-2010, Brigus began development of an underground mine. Both open pit and underground operations are running concurrently, feeding the 2,200 tonne-per-day mill.

Current activities at the Black Fox Mine include:

•	Brigus continues its underground exploration at the Black Fox Mine. The exploration program is intended to expand the gold deposit and extend the mine life. As part of the exploration program, Brigus recently announced two test holes which were drilled from underground and intersected the Black Fox mineralization. The first test hole intersected 40.71 grams per tonne gold over 26.75 metres, including 103.20 grams per tonne gold over 8.35 metres; while the second drill hole assayed 18.09 grams per tonne gold over 37.80 metres, including 39.45 grams per tonne gold over 10.35 metres. For more information on the results refer to www.brigusgold.com.

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SANTA ELENA GOLD STREAM

Silvercrest Mines Inc.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.’s (“SilverCrest”) open-pit Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for a per ounce cash payment equal to the lesser of $350 and the then prevailing market price of gold.

SilverCrest has implemented a three year expansion plan to increase metals production at the Santa Elena Mine (open pit and underground) and to transition from a heap leach operation to a conventional mill. As part of the Santa Elena Gold Stream, if SilverCrest decides to develop an underground mine and milling operation, Sandstorm will have the right, but not the obligation, to purchase 20% of the payable gold from the underground mine. In consideration, Sandstorm would make an upfront payment that is equal to 20% of the upfront capital expenditures, relating to the gold production, incurred by SilverCrest plus ongoing per ounce payments of $450.

Current activities at the Santa Elena Mine include:

•	SilverCrest announced an expansion pre-feasibility study including updated reserve and resource estimations for the Santa Elena Mine. The updated probable reserves (underground, open pit and leach pad) are estimated at 8.2 million tonnes grading 74.9 grams per tonne silver and 1.24 grams per tonne gold containing 19.7 million ounces of silver and 327,430 ounces of gold, representing a 103% increase in contained silver and a 50% increase in contained gold over the previous probable reserves statement.

•	The expansion plan includes the installation of a conventional milling and processing facility at the Santa Elena Mine. It is contemplated that this facility will utilize mill feed from the Santa Elena open pit, the Santa Elena underground, Cruz de Mayo satellite deposit and re-treatment of the material on the heap leach pads to recover residual silver and gold values.

BACHELOR LAKE GOLD STREAM

Metanor Resources Inc.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from Metanor Resources Inc.’s (“Metanor”) Bachelor Lake gold mine located in Quebec, Canada (the “Bachelor Lake Mine”), for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold. Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow over the next 4 years of the Bachelor Lake Gold Stream.

The Bachelor Lake Mine is a greenstone hosted gold mine located outside of Val d’Or in Quebec, Canada. In 2011, Metanor released the findings from a pre-feasibility study at Bachelor Lake showing underground production of 60,000 ounces of gold per year which is anticipated to be mined using the low cost long-hole mining method utilizing the existing and fully functional operating mill and surface infrastructure that is on the mine site.

Current activities at the Bachelor Lake Mine include:

•	Metanor continues its underground drilling campaign at the Bachelor Lake Mine with the intent of increasing its resources.

•	Bachelor Lake continues to progress towards full production. In addition to development ore, the Bachelor Lake mill is processing ore from the stopes.

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MING GOLD STREAM

Rambler Metals & Mining PLC

The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC’s (“Rambler”) Ming Copper-Gold mine, located in Newfoundland, Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. The Ming Mine began commercial production in November 2012.

Current activities at the Ming Mine include:

•	Rambler released a favorable preliminary economic assessment that sees the potential for an expansion of the Ming Mine into the lower footwall zone following additional value optimization studies and a feasibility study.

Hugo North Extension & Heruga Stream

Entrée Gold Inc.

Sandstorm has a Gold Stream with Entrée Gold Inc. (“Entrée”) to purchase an amount equal to 25.7% and 33.8% of Entrée’s 20% share of the gold and silver by-products produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the “Hugo North Extension” and “Heruga”, respectively).

For consideration, during the nine months ended September 30, 2013, the Company paid an upfront cash deposit of $35.0 million and will continue to make ongoing per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver (subject to inflationary adjustments) until approximately 8.6 million ounces of gold and 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price of $500 per ounce of gold and $10 per ounce of silver (subject to inflationary adjustments). Additionally, Sandstorm also purchased 17,857,142 common shares of Entrée (the “Shares”) at a price of C$0.56 per Share for consideration of approximately C$10.0 million.

The Company also entered into an agreement with Entree, to purchase an amount equal to 2.5% of Entrée’s 20% share of the copper produced from Hugo North Extension and Heruga, for an upfront payment of $5.0 million. Concurrently, the Company entered into a purchase agreement with Sandstorm Metals & Energy to sell all of the copper purchased from Entrée in return for Sandstorm Metals & Energy making a payment of $5.0 million in shares to Sandstorm Gold and remitting the ongoing per pound payments.

The Company also acquired a 0.4% NSR on the future sale of any metals and minerals derived from a portion of the Ann Mason project (which includes the Ann Mason and Blue Hill deposits) in Nevada (the “Ann Mason Project”). In consideration for the royalty, Sandstorm made a $5.0 million payment to Entrée. In addition, Entrée has granted Sandstorm a right of first refusal on any future royalty or metal stream financing for the Ann Mason Project.

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée.

Hugo North Extension is a rich porphyry copper-gold deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi desert of Mongolia, approximately 570 kilometers south of the capital city of Ulaanbaatar and 80 kilometers north of the border with China. Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are being developed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée retains a 20% interest in the resource deposits of the Hugo North Extension and Heruga.

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BRACEMAC-MCLEOD - Royalty

Glencore xstrata Plc

Sandstorm has a 0.6% NSR based on 100% of the production from the Bracemac-McLeod development property located in Matagami, Quebec, Canada (“Bracemac-McLeod” or the “Bracemac-McLeod Mine”) which is owned and operated by a subsidiary of Glencore Xstrata plc (“Glencore”).

Sandstorm previously entered into a Gold Stream agreement with Donner Metals Ltd. (“Donner”), which it entered into via a back-to-back agreement with Sandstorm Metals & Energy, which entitled the Company to purchase 24.5% of the Gold Equivalent production from Bracemac-McLeod. Donner held a 35% participating interest in Bracemac-McLeod, but recently announced its inability to meet the cash calls under their operating agreement with Glencore. Sandstorm Metals & Energy had the option to remedy the default by making the cash call payments to Glencore; however, this would have subjected the Company and Sandstorm Metals & Energy to the uncertainty of future cash calls. Accordingly, on August 30, 2013, Sandstorm and Sandstorm Metals & Energy agreed to the following with Donner and Glencore:

•	Glencore issued a 3% NSR to Sandstorm Metals & Energy on 100% of production from Bracemac-McLeod, which will be split between Sandstorm and Sandstorm Metals & Energy based on the respective funds contributed to Donner Metals Ltd. in relation to the copper stream and Gold Stream, resulting in the Company receiving 20% of the proceeds from the 3% NSR (equivalent to a 0.6% NSR) and Sandstorm Metals & Energy receiving 80% of the proceeds from the 3% NSR (equivalent to a 2.4% NSR); and

•	Sandstorm Metals & Energy and Sandstorm relinquished the copper stream and the Gold Stream, respectively.

As a result of the conversion of the Gold Stream into a 0.6% NSR, the Company recorded an impairment charge of $3.2 million during the three months ended September 30, 2013.

The Bracemac-McLeod Mine is a high grade volcanogenic massive sulphide deposit located in the historical and prolific mining district of Matagami, Quebec. Continuous mining and milling operations have been active in the Matagami district for almost fifty years with ten previously operating mines and one current producing mine. Glencore is utilizing the existing Matagami mill to produce concentrates of zinc and copper. The Bracemac-McLeod Mine is an underground mine which is accessible via a ramp.

Current Activities at the Bracemac-Mcleod Mine Include:

•	The Bracemac-McLeod Mine has begun initial production.

•	During the initial months of mining, ore grades have been below the average grades as defined in the 2010 feasibility study. This is largely related to the processing of lower-grade development ore from the Bracemac-McLeod stockpile.

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DEFLECTOR GOLD STREAM

Mutiny Gold Ltd.

The Company has a Gold Stream to purchase 2.6% of the life of mine gold produced from Mutiny Gold Ltd.’s (“Mutiny”) open pit Deflector project, located in Western Australia (the “Deflector Mine”) for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold.

During the three months ended September 30, 2013, Sandstorm amended its previously announced Gold Stream agreement with Mutiny (the “Amended Gold Stream”). In accordance with the Amended Gold Stream, Sandstorm has agreed to purchase an amount equal to 2.6% of the gold produced from the Deflector Mine in exchange for an upfront payment of $6 million. The payment was previously remitted to Mutiny in the form of a loan; therefore, no additional payments are required to be made by Sandstorm.

The Deflector Mine is a high-grade gold and copper deposit located in the South Murchison, Western Australia. A definitive feasibility study completed in October 2012 projects 55,000 ounces of annual gold production from the Deflector Mine over a 7.5 year mine life. Production is anticipated to begin from an open pit operation and expand underground, with ore from both the open pit and underground being processed through the existing Gullewa processing facility.

Premier Royalties

Premier Royalty Inc.

During the three months ended September 30, 2013, the Company entered into an arrangement agreement (the “Arrangement Agreement”) which subsequently closed on October 4, 2013, pursuant to which Sandstorm acquired 40.1% of the common shares of Premier Royalty Inc. (“Premier Royalty”) and when combined with its existing position of 59.9% results in Sandstorm owning 100% of the outstanding common shares in the capital of Premier Royalty. Under the Arrangement Agreement, Premier Royalty shareholders received common shares of Sandstorm (the “Sandstorm Shares”) on the basis of 0.145 of a Sandstorm Share for each Premier Royalty common share held.

In accordance with the terms of the outstanding warrants to acquire Premier Royalty Shares (each, a “Premier Royalty Warrant”), each holder of a Premier Royalty Warrant outstanding immediately prior to the effective time of the Arrangement will receive on subsequent exercise of such holder’s Premier Royalty Warrant, in accordance with its terms, for the same aggregate consideration payable for such warrant, 0.145 of a Sandstorm Share.

In addition, in accordance with the terms of the outstanding options to acquire Premier Royalty Shares (each, a “Premier Royalty Option”), each holder of a Premier Royalty Option outstanding immediately prior to the effective time of the Arrangement will receive on subsequent exercise of such holder’s Premier Royalty Option, in accordance with its terms, for the same aggregate consideration payable for such option, 0.145 of a Sandstorm Share.

Prior to obtaining 100% of the common shares of Premier Royalty, during the nine months ended September 30, 2013, and through a series of transactions, the Company acquired 46,678,221 common shares or 59.9% interest in Premier Royalty. As part of these transactions, the Company entered into a share purchase agreement (the “Agreement”) with Premier Gold Mines Ltd. (“Premier Gold”). Pursuant to the terms of the Agreement, Sandstorm issued Premier Gold 5,604,277 special warrants (“Special Warrants”) each being exercisable into one common share of Sandstorm. As at September 30, 2013, Premier Gold had exercised all of the Special Warrants.

As a result of obtaining 100% of the common shares of Premier Royalty, Sandstorm adds a number of quality royalty assets to its portfolio along with over $30 million in cash, placing the Company in an excellent position for continued growth.

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Business Combination

When the Company acquired an initial 59.9% controlling interest in Premier Royalty, the transaction was accounted for as a business combination. As such, the Company was required to consolidate all the operating results of Premier Royalty post acquisition date (January 30, 2013) and reflect the consolidated financial results for both companies.

The total consideration of $90.2 million for the 59.9% interest, consisting of (i) $25.8 million cash and (ii) $64.4 million representing the fair value of the Special Warrants was allocated to the identifiable assets acquired, liabilities assumed and non-controlling interest as follows:

January 30, 2013
Acquisition costs:
Fair value of 5,604,277 special warrants	$64,394
Cash paid	25,812
$90,206

Allocation of acquisition costs:
Cash	$39,911
Accounts receivable and other	2,243
Royalty interests in mineral properties	62,194
Premier Royalty common share purchase warrants	3,573
Other	39
Goodwill	30,919
Accounts payable and accruals	(1,288)
Redeemable warrants	(1,130)
Deferred income tax liability	(8,871)
Non-controlling interest	(37,384)
$90,206

During the nine months ended September 30, 2013, the Company assessed the goodwill which arose on the acquisition and recognized an impairment charge of $30.0 million for the full amount of goodwill.

The Company is completing a valuation of the fair value of the net assets of Premier Royalty acquired; therefore, it is likely that the fair values of the assets acquired and liabilities assumed will vary from those shown above and the differences may be material. The determination of the fair value of the assets acquired and liabilities assumed is based upon management’s preliminary estimates. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed above.

GUALCAMAYO ROYALTY

Yamana Gold Inc.

The Company, through its interest in Premier Royalty, has a 1.0% NSR on the Gualcamayo gold mine (the “Gualcamayo Mine”) which is located in San Juan province, Argentina and owned and operated by Yamana Gold Inc. (“Yamana”). The Gualcamayo Mine is an open pit, heap leach operation encompassing three substantial zones of gold mineralization. An expansion of the operation, to be completed in 2013, is expected to increase sustainable production.

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EMIGRANT SPRINGS ROYALTY

Newmont mining Corp.

The Company, through its interest in Premier Royalty, has a 1.5% NSR on the Emigrant Springs mine (the “Emigrant Springs Mine”) which is located in the Carlin Trend in Nevada, U.S.A. and is owned and operated by Newmont Mining Corp. (“Newmont”). The Emigrant Springs Mine is an open pit, heap leach operation. In the third quarter of 2012, construction of the mine was completed and commercial production commenced.

MINE WASTE SOLUTIONS ROYALTY

anglogold ashanti ltd.

The Company, through its interest in Premier Royalty, has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation (“MWS”) which is located near Stilfontein, South Africa, and is owned and operated by AngloGold Ashanti ltd. (“AngloGold”). MWS is a gold and uranium tailings recovery operation. The operation processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011. It also includes a modern tailings storage facility approximately 15 kilometres from the gold plant modules where residues from the treatment plants are deposited.

MT. HAMILTON ROYALTY

SOLITARIO EXPLORATION & ROYALTY CORP.

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt. Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is held by Mt. Hamilton LLC (“MH-LLC”) which is 80% owned by Solitario Exploration & Royalty Corp. (“Solitario”) and 20% owned by Ely Gold & Minerals Inc. For consideration, the Company made an initial upfront payment of $6.0 million during the year ended December 31, 2012 and a subsequent $4.0 million payment in January 2013.

Sandstorm has granted MH-LLC an option, exercisable prior to December 11, 2014, to repurchase the NSR for $12.0 million provided that MH-LLC enters into a Gold Stream with Sandstorm with an upfront deposit of no less than $30.0 million. In addition, MH-LLC has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton Project.

REVOLVING CREDIT FACILITY

During the nine months ended June 30, 2013, the Company amended its revolving credit agreement to allow the Company to borrow up to $100 million (the “Revolving Loan”) from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal and National Bank of Canada (the “Syndicate”). The Revolving Loan includes an increase of available credit to $100 million from $50 million (previously entered into on January 10, 2012) and an extension of the term from three years to four years, which is extendable by mutual consent of Sandstorm and the Syndicate. The Revolving Loan will continue to be used for the acquisition of Gold Streams and loan commitments the Company has made to other companies. The amounts drawn on the Revolving Loan remain subject to interest at LIBOR plus 3.00% – 4.25% per annum, and the undrawn portion of the Revolving Loan remain subject to a standby fee of 0.75% – 1.05% per annum, dependent on the Company’s leverage ratio. As at September 30, 2013, the Company had not drawn down on its credit facility and therefore, the full balance remains available for future acquisitions.

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SUMMARY OF QUARTERLY RESULTS

(in accordance with IFRS)

Quarters Ended

In $000s	Sep. 30, 2013	Jun. 30, 2013	Mar. 31, 2013	Dec. 31, 2012
Total revenue	$15,352	$13,353	$15,364	$12,423
Gold ounces sold	9,570	7,473	8,581	7,243
Gold sales	12,671	10,582	14,031	12,423
Royalty revenue	2,681	2,771	1,333	-
Average realized gold price per ounce [1]	1,324	1,416	1,635	1,715
Average cash cost per ounce [1]	430	417	427	410
Cash flow from operations	8,577	8,539	6,963	6,504
Cash flow from operations per share (basic) [1]	0.09	0.09	0.08	0.08
Cash flow from operations per share (diluted) [1]	0.08	0.08	0.07	0.06
Net (loss) income attributable to shareholders of Sandstorm	(1,539)	(16,875)	(12,101)	7,367
Net (loss) income	(2,011)	(17,128)	(12,254)	7,367
Basic income per share	(0.02)	(0.18)	(0.13)	0.09
Diluted income per share	(0.02)	(0.18)	(0.13)	0.07
Total assets	420,869	418,545	445,476	341,427
Total long-term liabilities	6,848	8,113	9,622	-

In $000s	Sep. 30, 2012	Jun. 30, 2012	Mar. 31, 2012	Dec. 31, 2011
Total revenue	$15,102	$14,954	$13,464	$11,125
Gold ounces sold	9,066	9,259	7,946	6,611
Gold sales	15,102	14,954	13,464	11,125
Royalty revenue	-	-	-	-
Average realized gold price per ounce [1]	1,666	1,615	1,694	1,683
Average cash cost per ounce [1]	408	298	314	407
Cash flow from operations	10,598	11,258	9,264	7,843
Cash flow from operations per share (basic) [1]	0.14	0.16	0.14	0.12
Cash flow from operations per share (diluted) [1]	0.12	0.14	0.11	0.10
Net income (loss) attributable to shareholders of Sandstorm	4,861	5,283	4,416	4,879
Net income (loss)	4,861	5,283	4,416	4,879
Basic income per share	0.06	0.07	0.06	0.08
Diluted income per share	0.05	0.06	0.05	0.06
Total assets	332,436	178,046	166,896	152,792
Total long-term liabilities	-	187	-	-

1. See non-IFRS measures section below.

Changes in sales, net income and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of gold, as well as acquisitions of Gold Stream agreements and the commencement of operations of mines under construction. For more information refer to the quarterly commentary discussed below.

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The Company’s operating segments for the three months ended September 30, 2013 are summarized in the table below:

In $000s	Ounces sold	Sales and royalty revenues	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interest	Net income (loss)	Cash flow from operations
Aurizona	4,783	$6,296	$1,913	$231	$-	$4,152	$4,383
Bachelor Lake	1,511	2,071	755	898	-	418	1,316
Black Fox	2,196	2,910	1,107	1,552	-	251	1,803
Bracemac-McLeod	-	100	-	-	(3,166)	(3,066)	-
Ming	102	133	-	60	-	73	133
Premier Royalty	-	2,526	-	2,877	-	(1,165)	2,844
Santa Elena	978	1,316	343	552	-	421	1,489
Corporate	-	-	-	-	-	(3,095)	(3,391)
Consolidated	9,570	$15,352	$4,118	$6,170	$(3,166)	$(2,011)	$8,577

The Company’s operating segments for the three months ended June 30, 2013 are summarized in the table below:

In $000s	Ounces sold	Sales and royalty revenues	Cost of sales (excluding depletion)	Depletion	Goodwill impairment	Net income (loss)	Cash flow from operations
Aurizona	2,354	$3,458	$941	$108	$-	$2,409	$2,464
Bachelor Lake	1,554	2,239	777	976	-	486	1,674
Black Fox	1,746	2,502	880	1,173	-	449	1,923
Ming	345	432	-	209	-	223	645
Premier Royalty	-	2,702	-	2,681	15,970	(16,594)	1,667
Santa Elena	1,474	2,020	517	829	-	675	1,664
Corporate	-	-	-	-	-	(4,776)	(1,498)
Consolidated	7,473	$13,353	$3,115	$5,976	$15,970	$(17,128)	$8,539

The Company’s operating segments for the three months ended March 31, 2013 are summarized in the table below:

In $000s	Ounces sold	Sales and royalty revenues	Cost of sales (excluding depletion)	Depletion	Goodwill impairment	Net income (loss)	Cash flow from operations
Aurizona	3,241	$5,343	$1,297	$538	$-	$3,508	$4,046
Bachelor Lake	1,479	2,400	739	879	-	782	1,437
Black Fox	2,213	3,630	1,116	1,653	-	861	2,213
Ming	173	278	-	105	-	173	29
Premier Royalty	-	1,333	-	1,051	14,015	(14,393)	(323)
Santa Elena	1,475	2,380	515	651	-	1,214	1,188
Corporate	-	-	-	-	-	(4,399)	(1,627)
Consolidated	8,581	$15,364	$3,667	$4,877	$14,015	$(12,254)	$6,963

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Three Months Ended September 30, 2013

Compared to the Three Months Ended september 30, 2012

For the three months ended September 30, 2013, net loss and cash flow from operations were $2.0 million and $8.6 million, respectively, compared with net income and cash flow from operations of $4.9 million and $10.6 million for the comparable period in 2012. The decrease in net income and cash flow from operations is attributable to a combination of factors including:

•	A non-cash impairment charge of $3.2 million arising from the conversion of the Company’s Bracemac-McLeod Gold Stream into a 0.6% NSR;

•	A $0.9 million increase in project evaluation costs primarily related to (i) costs related to the acquisition of 100% of the Premier Royalty shares and (ii) increased corporate activity;

•	A $2.3 million increase in administration expenses largely driven by (i) the requirement to consolidate 100% of Premier Royalty’s administration expenses as a result of the business combination; (ii) severance costs largely arising from the recognition of previously granted share based compensation; and (iii) increased corporate activity;

•	A $2.6 million increase in depletion expense largely driven by an increase in gold ounces sold and the inclusion of the royalty revenue and related depletion expense from the consolidation of Premier Royalty’s financial results; partially offset by

•	A $0.3 million change in income tax recovery due to an increase in tax pools and expenses; and

•	fluctuations in foreign exchange rates between periods. During the three months ended September 30, 2012, the Company recognized a loss of $1.4 million resulting from the settlement of a foreign exchange contract relating to the conversion of the Company’s Canadian dollar-denominated public offering into US dollars. As there were no similar transactions during the three months ended September 30, 2013, the Company did not recognize any significant foreign exchange gains/losses in net income.

For the three months ended September 30, 2013, revenue was $15.4 million compared with $15.1 million for the comparable period in 2012. The increase is largely attributed to a number of factors including:

•	6% increase in the number of gold ounces sold, due to:

i.	23% increase in gold sales relating to the Aurizona Mine's continued ramp up of operations and the timing of the receipt of shipments;

ii.	An additional 2,054 ounces in gold deliveries from the Bachelor Lake Mine (of which 542 gold ounces remained in inventory at the end of the third quarter of 2013), as Metanor had not begun mining and processing the bulk ore sample from the mine until the second quarter of 2012; partially offset by

iii.	38% decrease in gold sales relating to the Santa Elena Mine largely related to the timing of shipments whereby 525 gold ounces were in inventory at the end of the third quarter 2013;

iv.	18% decrease in gold sales relating to the Black Fox Mine;

v.	76% decrease in gold sales attributable to the Ming Mine, primarily related to Rambler's commissioning of the copper concentrator and switch from the 1806 gold zone to the 1807 copper zone; and

•	The recognition of $2.7 million in royalty revenue arising from the consolidation of Premier Royalty’s financial results; partially offset by

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•	21% decrease in the average realized selling price of gold.

nine Months Ended September 30, 2013

Compared to the nine Months Ended september 30, 2012

For the nine months ended September 30, 2013, net loss and cash flow from operations were $31.4 million and $24.1 million, respectively, compared with net income and cash flow from operations of $14.6 million and $31.1 million for the comparable period in 2012. The decrease in net income and cash flow from operations is attributable to a combination of factors including:

•	A non-cash impairment charge of $30.0 million on goodwill arising from the Premier Royalty business combination;

•	A non-cash impairment charge of $3.2 million arising from the conversion of the Company’s Bracemac-McLeod Gold Stream into a 0.6% NSR;

•	A $5.9 million increase in administration expenses largely driven by (i) the requirement to consolidate 100% of Premier Royalty’s administration expenses as a result of the business combination; (ii) $2.5 million increase in corporate administration expenses resulting from increased corporate activity; and (iii) $2.3 million increase in non-cash share based payments arising from the vesting of previously issued options/RSRs and related severance;

•	A $1.3 million increase in project evaluation costs primarily related to (i) costs related to the acquisition of 100% of the Premier Royalty shares and (ii) increased corporate activity;

•	A $3.4 million non-cash loss primarily driven by the revaluation of the Company’s investments in Premier Royalty’s warrants;

•	A $5.4 million increase in depletion expense largely driven by an increase in gold ounces sold and the inclusion of the royalty revenue and related depletion expense from the consolidation of Premier Royalty’s financial results; partially offset by

•	A $1.2 million income tax recovery driven by a number of reasons including an increase in tax pools and expenses; and

•	fluctuations in foreign exchange rates between periods. During the nine months ended September 30, 2012, the Company recognized a loss of $1.5 million resulting from the settlement of a foreign exchange contract relating to the conversion of the Company’s Canadian dollar-denominated public offering into US dollars. As there were no similar transactions during the nine months ended September 30, 2013, the Company did not recognize any significant foreign exchange gains/losses in net income.

For the nine months ended September 30, 2013, revenue was $44.0 million compared with $43.5 million for the comparable period in 2012. The increase is largely attributed to a number of factors including:

•	The recognition of $6.8 million in royalty revenue arising from the consolidation of Premier Royalty’s financial results; partially offset by

•	2% decrease in the number of gold ounces sold, due to:

vi.	88% decrease in gold sales attributable to the Ming Mine, primarily related to Rambler's commissioning of the copper concentrator and switch from the 1806 gold zone to the 1807 copper zone; partially offset by

vii.	20% increase in gold sales relating to the Aurizona Mine's continued ramp up of operations and the timing of the receipt of shipments;

viii.	An additional 3,956 ounces in gold sales from the Bachelor Lake Mine, as Metanor had not begun mining and processing the bulk ore sample from the mine until the end of the second quarter of 2012; and

•	12% decrease in the average realized selling price of gold.

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Three Months Ended september 30, 2013

Compared To The Remaining Quarters

When comparing net loss of $2.0 million and cash flow from operations of $8.6 million for the three months ended September 30, 2013 with net income and operating cash flow for the remaining quarters, the following items impact comparability of analysis:

•	A non-cash goodwill impairment charge of $14.0 million and $16.0 million arising from the Premier Royalty business combination during the three months ended March 31, 2013 and three months ended June 30, 2013, respectively;

•	A non-cash impairment charge of $3.2 million arising from the conversion of the Company’s Bracemac-McLeod Gold Stream into a 0.6% NSR recognized during the three months ended September 30, 2013;

•	An increase in administration expenses largely driven by the requirement to consolidate 100% of Premier Royalty’s administration expenses as a result of the business combination and increased corporate activity;

•	As a result of consolidating Premier Royalty’s financial results, the Company began recognizing royalty revenue in the first quarter of 2013;

•	Gold sales have increased over the course of the last three years as (i) the Aurizona Mine, the Santa Elena Mine, and the Summit Mine began initial production late in 2010; (ii) the Company began purchasing gold from the Black Fox Mine in 2011; (iii) the Ming Mine began mining and processing ore from the high grade gold 1806 zone in 2012; and (iv) the Bachelor Lake Mine began producing from its bulk sample in 2012;

•	A gain of $5.6 million which represents the premium paid by Brigus in exercising its option to repurchase a portion of the Gold Stream was recognized during the three months ended December 31, 2012; and

•	A loss of $1.4 million primarily resulting from the settlement of a foreign exchange contract relating to the conversion of the Company’s Canadian dollar-denominated public offering into US dollars was recognized during the three months ended September 30, 2012

Change in Total Assets

The Company’s total assets increased by $79.4 million from December 31, 2012 to September 30, 2013 primarily resulting from (i) the Premier Royalty business combination; and (ii) operating cash flows; which were partially offset by depletion expense. The Company’s total assets increased by $9.0 million from September 30, 2012 to December 31, 2012 primarily resulting from operating cash flow, partially offset by depletion expense. The Company’s total assets increased by $154.4 million from June 30, 2012 to September 30, 2012 primarily resulting from the Company’s September 7, 2012 equity financing. Total assets increased by $11.2 million from March 31, 2012 to June 30, 2012; and by $14.1 million from December 31, 2011 to March 31, 2012, primarily resulting from (i) operating cash flows; and (ii) the exercise of warrants; which were partially offset by depletion expense.

Non-IFRS Measures

The Company has included, throughout this document, certain non-IFRS performance measures, including (i) average cash cost per ounce; (ii) cash flow from operations per share (basic and diluted); and (iii) average realized gold price per ounce.

i.	Average cash cost per ounce is calculated by dividing the Company’s cost of sales (excluding depletion) by the number of ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

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The following table provides a reconciliation of average cash cost of gold on a per ounce basis.

	3 Months Ended Sep. 30, 2013	3 Months Ended Sep. 30, 2012	9 Months Ended Sep. 30, 2013	9 Months Ended Sep. 30, 2012
Cost of Sales (excluding depletion)	$4,118	$3,701	$10,900	$8,956

Cash cost of sales is comprised of:
Total cash cost of gold sold	4,118	3,701	10,900	8,956
Divided by:
Total ounces of gold sold	9,570	9,066	25,623	26,271
Equals:
Average cash cost of gold (per ounce)	$430	$408	$425	$341

ii.	Cash flow from operations per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry that present results on a similar basis.

The following table provides a reconciliation of cash flow from operations per share (basic and diluted).

	3 Months Ended Sep. 30, 2013	3 Months Ended Sep. 30, 2012	9 Months Ended Sep. 30, 2013	9 Months Ended Sep. 30, 2012
Cash generated by operating activities	$8,577	$10,598	$24,082	$31,124

Divided by:
Basic weighted average number of shares outstanding	94,690,755	74,795,092	92,877,369	71,579,331
Diluted weighted average number of shares outstanding [1]	102,498,346	89,490,161	104,399,773	85,465,666
Equals:
Operating cash flow per share – basic	0.09	0.14	0.26	0.44
Operating cash flow per share – diluted	$0.08	$0.12	$0.23	$0.36

1.	The diluted weighted average number of shares includes stock options and share purchase warrants that would have been dilutive if the Company had positive net income for the period.

iii.	Average realized gold price per ounce is calculated by dividing the Company’s sales by the number of ounces sold. The Company presents average realized gold price per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry that present results on a similar basis.

The following table provides a reconciliation of average realized gold price per ounce.

	3 Months Ended Sep. 30, 2013	3 Months Ended Sep. 30, 2012	9 Months Ended Sep. 30, 2013	9 Months Ended Sep. 30, 2012
Sales	$12,671	$15,102	$37,284	$43,520

Divided by:
Total gold ounces sold	9,570	9,066	25,624	26,271
Equals:
Average realized gold price per ounce	$1,324	$1,666	$1,455	$1,656

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These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Liquidity and Capital Resources

As of September 30, 2013, the Company had cash and cash equivalents of $93.6 million (December 31, 2012 – $127.4 million) and working capital of $94.1 million (December 31, 2012 – $141.5 million). The Company invests surplus cash in short-term, high credit quality, money market instruments. As described earlier, the Company has an additional $100.0 million available under its revolving bank debt facility. In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

During the nine months ended September 30, 2013, the Company generated operating cash flows of $24.1 million compared with $31.1 million during the comparable year in 2012, with the difference being primarily attributable to a decrease in the realized selling price of gold and an increase in corporate activity.

During the nine months ended September 30, 2013, the Company had cash outflows from investing activities of $65.4 million, which were primarily the result of (i) the Company's acquisition of the Entrée Gold Stream; (ii)a $10 million loan to Luna to be used towards the Phase 1 Expansion and exploration activities; (iii) the upfront payments of $5.0 million to Columbus Gold Corp and $3.2 million to Canadian Zinc Corp in connection with the their respective royalties; partially offset by (i) the receipt of a $15.0 million payment in connection with the Serra Pelada back-to-back agreement with Sandstorm Metals & Energy; and (ii) the Premier Royalty cash obtained in the acquisition of Premier Royalty, offset by the cash used by Sandstorm in the making of the Premier Royalty acquisition. During the nine months ended September 30, 2012, the Company had net cash outflows relating to investing activities of $95.6 million, which were primarily the result of (i) the upfront payment of $60.0 million related to the Serra Pelada Gold Stream; (ii) $15.0 million payment in connection with the Serra Pelada back-to-back agreement with Sandstorm Metals & Energy; (iii) upfront payments of $7.5 million to Magellan Minerals ltd. and $6.0 million to Solitario in connection with their respective gold royalties; (iv) $7.0 million relating to the acquisition of investments; and (v) $4.0 million in a loan advance. These cash outflows were partially offset by cash inflows of $9.4 million resulting from the disposal of investments.

During the nine months ended September 30, 2013, the Company had net cash inflows from financing activities of $9.3 million, which were primarily comprised of $10.9 million in proceeds from the exercise of warrants. During the nine months ended September 30, 2012, the Company had net cash inflows from financing activities of $157.1 million largely attributed to the Company’s 2012 equity financing partially offset by share issuance costs.

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Contractual Obligations

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of Life of Mine Gold[4,5]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of gold [1,2,3]
Aurizona	17%		$400
Bachelor Lake	20%		$500
Black Fox	8%		$504
Deflector	2.6%		$500
Entrée Gold	6.77% on Hugo North Extension and 5.13% on Heruga		$220
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$	nil
Santa Elena	20%		$350
Serra Pelada (Gold)	1.5%		$400
Serra Pelada (Platinum)	35%		$200
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter		$400

1.	Subject to an annual inflationary adjustment except for Ming

2.	For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.

3.	For the Entrée Silver Stream, percentage of life of mine is 6.77% on Hugo North Extension and 5.13% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

4.	For the Entrée Gold and Silver Stream, percentage of life of mine is 6.77% on Hugo North Extension and 5.13% on Heruga if the minerals produced are contained 560 metres below in depth.

5.	For the Entrée Gold and Silver Stream, percentage of life of mine is 10.15% on Hugo North Extension and 7.7% on Heruga if the minerals produced are contained above 560 metres in depth.

The Company agreed to contribute up to $10.0 million in capital towards the Phase 1 Expansion at Luna's Aurizona Mine (of which $4.3 million had been contributed as at September 30, 2013). Sandstorm’s contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million.

The Company has a commitment to Sandstorm Metals & Energy to share a reasonable allocation, agreed to by both companies, of costs paid by Sandstorm Metals & Energy that are incurred for the benefit of Sandstorm. Sandstorm Metals & Energy is contractually obligated to make annual rental payments ranging from $0.2 million to $0.4 million during 2013-2016 and Sandstorm will reimburse Sandstorm Metals & Energy for a reasonable allocation of these rental costs.

Share Capital

On May 9, 2012, the Company completed a five-for-one consolidation (the “Consolidation”) of the Company's common shares. The 349,658,858 common shares issued and outstanding prior to the Consolidation were consolidated to 69,931,771 common shares. The Company's outstanding stock options were adjusted on the same basis with proportionate adjustments being made to the stock option exercise prices.

The Company's listed warrants were not consolidated. Following the Consolidation, each five (5) listed warrants of SSL.WT (expiring on April 23, 2014) will entitle the holder to purchase one post-Consolidation common share at the adjusted total exercise price of $3.00. Each five (5) listed warrants of SSL.WT.A (expiring on October 19, 2015) will entitle the holder to purchase one post-Consolidation common share at the adjusted total exercise price of $5.00.

All comparative period information has been adjusted to reflect this Consolidation.

On September 7, 2012 the Company completed a public offering of 15,007,500 units at a price of C$10.00 per unit, for gross proceeds of C$150.1 million ($153.5 million). Each unit was comprised of one common share of the Company and one-third of one listed warrant (SSL.WT.B). In connection with the offering, the Company paid agent fees of C$7.5 million ($7.7 million), representing 5% of the gross proceeds. The amount attributable to common shares was $145.6 million, with the remainder allocated to the warrants. As previously announced, the net proceeds from the public offering have been and continue to be used to finance the acquisition of Gold Streams and royalties (recent acquisitions are described earlier in greater detail).

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As of November 4, 2013 the Company had 99,884,743 common shares outstanding.

A summary of the Company’s share purchase options as of November 4, 2013 are as follows:

Number outstanding	Vested	Exercise Price per Share (C$)	Expiry Date
505,000	505,000	$2.25	June 16, 2014
140,000	140,000	$2.20	July 6, 2014
200,000	200,000	$2.175	July 28, 2014
20,000	20,000	$3.35	May 19, 2015
1,325,500	1,325,500	$3.40	November 26, 2015
91,000	60,668	$6.30	August 25, 2016
1,099,000	374,338	$6.35	November 25, 2016
150,000	-	$11.78	December 21, 2017
3,530,500	2,625,506	3.51

A summary of Premier Royalty’s share purchase options which are convertible into the Company’s common shares as of November 4, 2013 are as follows:

Number outstanding	Vested	Exercise Price per Share (C$)	Expiry Date
402,133	402,133	$16.35	December 11, 2017
10,875	10,875	$11.31	February 19, 2018
3,625	3,625	$10.62	March 1, 2018
416,633	416,633	$16.17

A summary of the Company’s warrants as of November 4, 2013 are as follows:

	Number of Warrants on a Pre-Consolidated Basis	Pre-Consolidated Exercise Price per Warrant	Number of Warrants on a Post- Consolidated Basis	Post-Consolidated Exercise Price per Warrant	Shares to be Issued Upon Exercise of the Warrants	Adjusted Exercise Price per Share	Expiry Date
SSL.WT	53,534,540	$0.60	-	-	10,706,908	$3.00	April 23, 2014
SSL.WT.A	19,662,599	$1.00	-	-	3,932,520	$5.00	October 19, 2015
SSL.WT.B	-	-	5,002,500	$14.00	5,002,500	$14.00	September 7, 2017
	73,197,139		5,002,500		19,641,928

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A summary of Premier Royalty’s warrants which are convertible into the Company’s common shares as of November 4, 2013 are as follows:

Number outstanding	Exercise Price per Share (C$)	Expiry Date
449,682	$13.79	October 7, 2014
145,000	$17.38	November 9, 2014
563,303	$12.07	December 4, 2014
1,954,559	$13.79	December 4, 2016
108,750	$13.79	January 17, 2016
72,500	$17.24	February 28, 2016
3,293,794	$13.73

The Company has 377,600 Restricted Share Rights (“RSRs”) outstanding, none of which had vested as at November 4, 2013.

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Key Management Personnel Compensation

The remuneration of directors, those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	3 Months Ended Sep. 30, 2013	3 Months Ended Sep. 30, 2012	9 Months Ended Sep. 30, 2013	9 Months Ended Sep. 30, 2012
Short-term employee salaries and benefits	$424	$279	$1,285	$852
Share-based payments	526	291	2,262	994
Accelerated share-based payments arising on termination and other severance costs	573	-	573	-
Total key management compensation expense	$1,523	$570	$4,120	$1,846

Financial Instruments

The Company’s financial instruments consist of cash, trade receivables and other, investments, loan receivable, trade and other payables and common share purchase warrants of Premier Royalty. All financial instruments are initially recorded at fair value.

CREDIT RISK

The Company’s credit risk is limited to cash, trade receivables and other, and loan receivable in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings and the balance of trade and other receivables owed to the Company in the ordinary course of business is not significant.

CURRENCY RISK

The Company is exposed to the fluctuations of the Canadian to U.S. dollar from time to time as it holds investments denominated in the Canadian dollar. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at September 30, 2013, a 10% increase or decrease of the value of the Canadian dollar relative to the United States dollar would decrease or increase net (loss) income by $3.9 million and other comprehensive (loss) income by $0.8 million, respectively.

OTHER RISKS

Sandstorm holds common shares, convertible debentures, and warrants of other companies with a combined market value as at September 30, 2013, of $14.1 million (December 31, 2012 - $7.5 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is not subject to significant interest rate or other price risks and the Company’s exposure to these risks has not changed significantly from the prior year.

Risks to Sandstorm

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s annual information form dated February 18, 2013, which is available on www.sedar.com.

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RISKS RELATING TO MINERAL PROJECTS

To the extent that they relate to the production of gold from, or the operation of, the Aurizona Mine, the Serra Pelada Mine, the Santa Elena Mine, the Deflector Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Premier Royalty portfolio of royalties, the Hugo North Extension and Heruga projects, the Mt. Hamilton Project, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, and the Bracemac-McLeod Mine (the “Mines”), the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold if no gold is produced from the Mines.

NO CONTROL OVER MINING OPERATIONS

The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. These issues are common in the mining industry and can occur frequently.

GOVERNMENT REGULATIONS

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

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INTERNATIONAL OPERATIONS

The Aurizona Mine and the Serra Pelada Mine are located in Brazil, the Santa Elena Mine is located in Mexico, the Emigrant Springs Mine and the Mt. Hamilton Project are located in the United States of America, the Deflector Mine is located in Australia, the Gualcamayo Mine is located in Argentina, MWS is located in South Africa, the Hugo North Extension and Heruga projects are located in Mongolia, and each of the Ming Mine, the Black Fox Mine, Bachelor Lake Mine, and the Bracemac-McLeod Mine are located in Canada and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Brazil, Mongolia, the United States of America, Australia, French Guiana or Canada may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes or unfavorable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée’s joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Gold Stream. The Serra Pelada Gold Stream cash flow or profitability may be adversely impacted if the Cooperative de Mineracao dos Garimpeiros de Serra Pelada, which hold a 25% interest in the Serra Pelada Mine, take any unfavourable actions. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

INCOME TAXES

The Company has a subsidiary in Barbados, Sandstorm Gold (Barbados) Limited, which entered into Gold Streams in connection with the Aurizona and Santa Elena transactions. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s past and future profits being subject to increased level of income tax. The Company’s international transactions have not yet been reviewed by the Canada Revenue Agency, and should such transactions be reviewed no assurances can be given that the tax matters will be resolved favorably. The Company’s Gold Streams and royalties in connection with Serra Pelada, Black Fox, Ming, Defector, Hugo North Extension and Heruga, MWS, Emigrant Springs, Bachelor Lake, Mt. Hamilton and Bracemac-McLeod transactions have been entered into directly by Canadian based subsidiaries and will therefore, be subject to Canadian, and/or U.S. taxation, as the case may be. The Gualcamayo NSR was entered into through an Argentinian subsidiary and therefore, may subject to Canadian, and/or Argentinian taxation, as the case may be.

GOLD PRICES

The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price of gold. The price of gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. In the event that the prevailing market price of gold is less than $504 per ounce in the case of the Brigus Gold Stream, $500 per ounce in the case of the Bachelor Lake Gold Stream, $500 per ounce in the case of Deflector Gold Stream, $400 per ounce in the case of the Aurizona Gold Stream, $400 per ounce in the case of the Serra Pelada Gold Stream, $400 per ounce in the case of the Summit Gold Stream, $350 per ounce in the case of the Santa Elena Gold Stream, $350 per ounce in the case of the Bracemac-McLeod Gold Stream, and $220 per ounce in the case of the Hugo North Extension and Heruga Gold Stream, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings on those Gold Streams. Furthermore, if the gold price drops below the cost of producing gold at the Mines, then the Mines may not produce any gold. As a result, the Company will not be entitled to purchase any gold.

22

PLATINUM PRICES

The price of the common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of platinum. The price of platinum fluctuates widely, and is affected by numerous factors beyond the Company’s control such as international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot be accurately predicted. The price of platinum has fluctuated widely in recent years.

Solvency Risk

The price of the common shares and the Company’s financial results may be significantly affected by Luna, Colossus, Brigus, SilverCrest, Metanor, Rambler, Entrée, Glencore, Mutiny, Santa Fe, Solitario, AngloGold, Newmont, Yamana, the operators underlying Premier Royalty’s portfolio of royalties and Canadian Zinc’s ability to continue as a going concern and access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective streams or royalties.

23

Other

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the periods presented. Note 3 of the Company’s 2012 annual consolidated financial statements describes all of the significant accounting policies.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The Company’s officers and management are also responsible for establishing and maintaining disclosure controls and procedures for the Company. These disclosure controls and procedures are designed to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

Aside from the acquisition described below, during the quarter ended September 30, 2013, there were no changes in the Company’s internal controls over financial reporting that materially affected, or would be reasonably likely to materially affect, such controls.

During the nine months ended September 30, 2013, the Company acquired a 59.9% interest in Premier Royalty and as such, the Company’s officers and management have limited the scope of the design of the disclosure controls and procedures and the internal controls over financial reporting to exclude controls, policies and procedures of Premier Royalty. Premier Royalty’s financial statements constitute 35% and 17% of current and non-current assets, 51% and 100% of current and non-current liabilities, 97% of royalty revenue and 1% of the net income for the nine month period ended September 30, 2013.

Changes in Accounting Policies

ADOPTION OF ACCOUNTING POLICIES

The International Accounting Standards Board ("IASB") issued a number of new and revised accounting standards which are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. These standards include the following:

IFRS 10, Consolidated Financial Statements;

IFRS 11, Joint Arrangements;

IFRS 12, Disclosure of Interests in Other Entities;

IFRS 13, Fair Value Measurement;

Amended IAS 27, Separate Financial Statements; and

Amended IAS 28, Investments in Associates and Joint Ventures.

In June 2011, the IASB also issued amended IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after July 1, 2012.

Effective January 1, 2013, the Company adopted all of the above standards. The adoption of these standards did not have a material impact on the consolidated financial statements.

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FORWARD LOOKING STATEMENTS

This MD&A and any exhibits attached hereto and incorporated herein, if any, contain “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities exchange Act of 1934, as amended, the united States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; delays in the construction of the Serra Pelada Mine, Ming Mine, the Deflector Mine, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Premier Royalty portfolio of royalties, the Bachelor Lake Mine, Mt. Hamilton mine, or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein and those risks described in the section entitled “Risk Factors” contained in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2012 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm’s existing ten Gold Streams and five royalties as well as its future outlook, the mineral reserve and mineral resource estimates for each of the Aurizona Mine, the Serra Pelada Mine, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Deflector Mine, the Hugo North Extension and Heruga deposits, the mines underlying the Premier Royalty portfolio of royalties, the Bachelor Lake Mine, the Mt. Hamilton Mine and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

25

SANDSTORM GOLD LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Q3 / 2013

26

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

Expressed in U.S. dollars ($000s) unaudited

ASSETS	Note	September 30, 2013	December 31, 2012
Current
Cash and cash equivalents		$93,589	$127,359
Trade receivables and other		2,764	381
Inventory		1,493	-
Promissory note		-	15,000
Loan receivable		-	4,000
		$97,846	$146,740
Non-current
Mineral interests and royalties	6	294,592	185,000
Investments	7	14,123	7,542
Deferred financing costs	8	1,651	618
Loan receivable	6	10,000	-
Deferred income tax assets		1,603	386
Other		1,054	1,141
Total assets		$420,869	$341,427

LIABILITIES
Current
Trade and other payables		$2,664	$1,247
Mineral interest payable	6	-	4,000
Common share purchase warrants - Premier Royalty	6	1,151	-
		$3,815	$5,247
Non-current
Deferred income tax liability		6,848	-
		$10,663	$5,247

EQUITY
Share capital	9	$359,323	$281,495
Reserves	9	27,374	26,852
Retained earnings		(2,846)	27,669
Accumulated other comprehensive (loss) income		(10,984)	164
Total equity attributable to shareholders of Sandstorm		$372,867	$336,180
Total equity attributable to non-controlling interests		37,339	-
		$410,206	$336,180
Total liabilities and equity		$420,869	$341,427

Contractual obligations (Note 14)

Subsequent event (Note 5)

ON BEHALF OF THE BOARD:

“Nolan Watson”, Director	“David DeWitt”, Director

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

27

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF (Loss) INCOME

Expressed in U.S. dollars ($000s) unaudited

	Note	3 Months Ended September 30, 2013	3 Months Ended September 30, 2012	9 Months Ended September 30, 2013	9 Months Ended September 30, 2012
Sales	15	$12,671	$15,102	$37,284	$43,520
Royalty revenue	15	2,681	-	6,785	-
		$15,352	$15,102	$44,069	$43,520

Cost of sales, excluding depletion		4,118	3,701	10,900	8,956
Depletion		6,170	3,608	17,023	11,593
Total cost of sales		$10,288	$7,309	$27,923	$20,549

Gross profit		5,064	7,793	16,146	22,971

Expenses and other (income)
Administration expenses[1]	11	3,622	1,349	9,747	3,896
Project evaluation		1,011	131	1,891	581
Foreign exchange (gain) loss		(32)	1,437	193	1,545
(Gain) loss on revaluation of investments	7	(387)	(173)	3,362	45
Finance income		(329)	-	(735)	(49)
Finance expense		310	141	935	472
Other expenses (income)		-	-	216	(87)
Goodwill impairment	5	-	-	29,985	-
Mineral interest impairment	6	3,166	-	3,166	-
(Loss) income before taxes		$(2,297)	$4,908	$(32,614)	$16,568

Income tax (recovery) expense	10	(286)	47	(1,222)	2,008
Net (loss) income for the period		$(2,011)	$4,861	$(31,392)	$14,560

Net (loss) income attributable to:
Shareholders of Sandstorm		(1,539)	4,861	(30,515)	14,560
Non-controlling interests		(472)	-	(877)	-
Net (loss) income for the period		(2,011)	4,861	(31,392)	14,560

Basic (loss) earnings per share		$(0.02)	$0.06	$(0.33)	$0.20
Diluted (loss) earnings per share		$(0.02)	$0.05	$(0.33)	$0.17

Weighted average number of common shares outstanding
Basic	9 (f)	94,690,755	74,795,092	92,877,369	71,579,331
Diluted	9 (f)	94,690,755	89,490,161	92,877,369	85,465,666
[1] Equity settled stock based compensation (a non-cash item) is included in administration expenses.		1,425	395	3,663	1,325

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

28

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

Expressed in U.S. dollars ($000s) unaudited

	Note	3 Months Ended September 30, 2013	3 Months Ended September 30, 2012	9 Months Ended September 30, 2013	9 Months Ended September 30, 2012
Net (loss) income for the period		$(2,011)	$4,861	$(31,392)	$14,560

Other comprehensive income (loss) for the period
Items that may subsequently be re-classified to net income or loss:
Currency translation differences		1,378	-	(2,852)	-
Items that will not subsequently be re-classified to net income or loss:
Unrealized loss on investments	7	(3,824)	(157)	(9,451)	(373)
Total other comprehensive (loss) income for the period		(2,446)	(157)	(12,303)	(373)
Total comprehensive (loss) income for the period		$(4,457)	$4,704	$(43,695)	$14,187

Total other comprehensive (loss) income attributable to:
Shareholders of Sandstorm		(3,004)	(157)	(11,148)	(373)
Non-controlling interests		558	-	(1,155)	-
		$(2,446)	$(157)	$(12,303)	$(373)

Total comprehensive (loss) income attributable to:
Shareholders of Sandstorm		(4,543)	4,704	(41,663)	14,187
Non-controlling interests		86	-	(2,032)	-
Total comprehensive (loss) income for the period		$(4,457)	$4,704	$(43,695)	$14,187

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

29

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

Expressed in U.S. dollars ($000s) unaudited

Cash flow from (used in):	Note	3 Months Ended September 30, 2013	3 Months Ended September 30, 2012	9 Months Ended September 30, 2013	9 Months Ended September 30, 2012
Operating activities
Net (loss) income for the period		$(2,011)	$4,861	$(31,392)	$14,560
Items not affecting cash:
» Goodwill impairment		-	-	29,985	-
» Depletion, depreciation and financing amortization		6,340	3,719	17,575	11,878
» Mineral interest impairment		3,166		3,166
» Deferred income tax (recovery) expense		(1,075)	47	(2,309)	2,008
» Share-based payment		1,425	395	3,663	1,325
» Loss (gain) on revaluation of investments	7	(404)	(172)	3,357	(44)
» Unrealized foreign exchange loss		-	1,430	273	1,518
Changes in non-cash working capital	12	1,136	318	(236)	(121)
		$8,577	$10,598	$24,082	$31,124
Investing activities
Acquisition of mineral interests and royalties	6	(2,885)	(60,088)	(68,202)	(78,940)
Acquisition of investments and other assets	7	(1,657)	(4,843)	(16,283)	(7,073)
Funds (advanced) received from promissory note	6	-	(15,000)	15,000	(15,000)
Loan issuance	6	(10,000)	-	(10,000)	(4,000)
Proceeds on disposal of investments	7	-	2,706	-	9,392
Acquisition of Premier Royalty, net of cash acquired of $39.9 million	5	-	-	14,099	-
		$(14,542)	$(77,225)	$(65,386)	$(95,621)
Financing activities
Proceeds on exercise of warrants, options, and equity financing		5,351	155,196	10,948	166,059
Share issue costs	9	(76)	(8,114)	(252)	(8,114)
Deferred financing costs	8	-	-	(1,353)	(893)
		$5,275	$147,082	$9,343	$157,052
Effect of exchange rate changes on cash		235	(1,428)	(1,809)	(1,515)
Net (decrease) increase in cash and cash equivalents		(455)	79,027	(33,770)	91,040
Cash and cash equivalents – beginning of the period	12	94,044	25,086	127,359	13,073
Cash and cash equivalents – end of the period	12	$93,589	$104,113	$93,589	$104,113

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

30

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

Expressed in U.S. dollars ($000s) unaudited

		Share Capital		Reserves
	Note	Number	Amount	Share Options	Share Purchase Warrants	Compen- sation Warrants	Retained Earnings (Deficit)	Accumulated Other Compre- hensive Income (Loss)	Non- controlling interest	Total
At January 1, 2012		66,340,014	$125,466	$2,633	$17,444	$358	$5,742	$315	-	$151,958
Shares issued		15,007,500	145,607	-	7,875	-	-	-	-	153,482
Compensation warrants exercised		245,510	529	-	234	(358)	-	-	-	405
Options exercised	9 (b)	305,000	862	(182)	-	-	-	-	-	680
Share based payment		-	-	1,325	-	-	-	-	-	1,325
Share issue costs (net of tax)		-	(6,037)	-	-	-	-	-	-	(6,037)
Shares issued on exercise of warrants	9 (c)	3,830,647	14,152	-	(2,660)	-	-	-	-	11,492
Total comprehensive income		-	-	-	-	-	14,560	(373)	-	14,187
At September 30, 2012		85,728,671	$280,579	$3,776	$22,893	$-	$20,302	$(58)	-	$327,492
Options exercised		108,000	294	(17)	-	-	-	-	-	277
Share based payment		-	-	380	-	-	-	-	-	380
Share issue costs		-	(87)	-	-	-	-	-	-	(87)
Shares issued on exercise of warrants		173,217	709	-	(180)	-	-	-	-	529
Total comprehensive income		-	-	-	-	-	7,367	222	-	7,589
At December 31, 2012		86,009,888	$281,495	$4,139	$22,713	$-	$27,669	$164	-	$336,180
Shares issued on exercise of warrants	9 (c)	3,608,669	13,334	-	(2,508)	-	-	-	-	10,826
Options exercised	9 (b)	36,500	130	(8)	-	-	-	-	-	122
Special Warrants issued on acquisition of Premier Royalty				-	64,394	-	-	-	37,384	101,778
Shares issued on exercise of Special Warrants		5,604,278	64,394	-	(64,394)	-	-	-	-	-
Share issue costs (net of tax of $222)		-	(30)	-	-	-	-	-	-	(30)
Share based payment		-	-	-	3,038	-	-	-	625	3,663
Dilution of controlling interest in Premier Royalty		-	-	-	-	-	-	-	1,362	1,362
Net(loss) for the period		-	-	-	-	-	(30,515)	-	(877)	(31,392)
Other comprehensive loss		-	-	-	-	-		(11,148)	(1,155)	(12,303)
At September 30, 2013		95,259,335	$359,323	$4,131	$23,243	$-	(2,846)	$(10,984)	37,339	$410,206

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

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Notes To The Condensed Consolidated Interim Financial Statements

September 30, 2013

Expressed in U.S. dollars / unaudited

1.	Nature Of Operations

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007 under the name Sandstorm Resources Ltd. Effective February 17, 2011, the Company changed its name to Sandstorm Gold Ltd. Sandstorm Gold Ltd. and its subsidiary entities ("Sandstorm" or the "Company") is a resource-based company that seeks to acquire gold and other precious metal purchase agreements (“Gold Streams”) from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine.

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These consolidated financial statements were authorized for issue by the Board of Directors of the Company on November 4, 2013.

2.	Basis Of Presentation

A.	STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting using accounting policies in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s annual December 31, 2012 consolidated financial statements and those listed below and in note 3.

Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the amount of purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized before the purchase price allocation is finalized, the adjustment is allocated to the identifiable assets and liabilities acquired. Subsequent changes to the estimated fair value of contingent consideration are recorded in the condensed consolidated interim statement of income.

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the condensed consolidated interim statement of income.

32

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, which are not held by the Company and are presented in the equity section of the condensed consolidated statement of financial position.

Goodwill

The Company allocates goodwill arising from business combinations to each cash-generating unit or group of cash-generating units that are expected to receive the benefits from the business combination. Irrespective of any indication of impairment, the recoverable amount of the cash-generating unit or group of cash-generating units to which goodwill has been allocated is tested annually for impairment and when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Any impairment of goodwill is not subsequently reversed.

Mineral Interests and Royalties

Agreements for which settlements are called for in gold or platinum, the amount of which is based on production at the mines and capitalized on a property by property basis, are recorded at cost less accumulated depletion and impairment loss, if any.

Producing mineral interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement. For those mineral interests that have commenced production, all costs associated with mineral interests are depleted and no amounts would remain classified as non-depletable.

The acquisition costs of acquired resources and exploration potential is recorded as an asset (non-depletable interest) on the acquisition date. The value of the exploration potential is classified as non-depletable and accounted for in accordance with IFRS 6 Exploration and Evaluation of Mineral Resources until such time as the technical feasibility and commercial viability have been established at which point the value of the exploration potential is classified as either depletable or non-depletable in accordance with IAS16, Property, Plant and Equipment.

Revenue Recognition

Revenue from the sale of precious metals is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Selling prices are determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example the London Bullion Market for commodities, in an identical form to the product sold. Revenue from the sale of gold may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Provisionally-priced revenues are initially recognized based on forward prices. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Royalty revenue is recognized based upon amounts contractually due pursuant to the underlying royalty agreement. Specifically, revenue is recognized in accordance with the terms of the underlying royalty agreements subject to (i) the pervasive evidence of the existence of the arrangements; (ii) the risks and rewards having been transferred; (iii) the royalty being fixed or determinable; and (iv) the collectability of the royalty being reasonably assured.

B.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value.

The condensed consolidated interim financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

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3.	Adoption of Accounting Policies

The International Accounting Standards Board ("IASB") issued a number of new and revised accounting standards which are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. These standards include the following:

•	IFRS 10, Consolidated Financial Statements;
•	IFRS 11, Joint Arrangements;
•	IFRS 12, Disclosure of Interests in Other Entities;
•	IFRS 13, Fair Value Measurement;
•	Amended IAS 27, Separate Financial Statements; and
•	Amended IAS 28, Investments in Associates and Joint Ventures.

In June 2011, the IASB also issued amended IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after July 1, 2012.

Effective January 1, 2013, the Company adopted all of the above standards. The adoption of these standards did not have a material impact on the condensed consolidated interim financial statements.

4.	Financial Instruments

FAIR VALUE ESTIMATION

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1  |     Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2  |     Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2.

Level 3  |     Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

In $000s	Total	Quoted prices in active markets for identical assets (Level1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Long-term investments – common shares and warrants held	$9,453	$9,453	$-	$-
Long-term investments – warrants held	275	-	275	-
Long-term investments – convertible debt	4,395	-	4,395	-
	$14,123	$9,453	$4,670	$-
Common share purchase warrants - Premier Royalty	1,151	-	1,151	-

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The fair value of the Company's other financial instruments which include cash, trade receivables and other, loan receivable, trade and other payables, and mineral interest payable approximate their carrying value at September 30, 2013.

Currency Risk

Financial instruments that impact the company’s net (loss) income or other comprehensive (loss) income due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables and common share purchase warrants denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at September 30, 2013, a 10% increase or decrease of the value of the Canadian dollar relative to the United States dollar would decrease or increase net (loss) income by $3.9 million and other comprehensive (loss) income by $0.8 million, respectively.

5.	Acquisition of Premier Royalty

During the three months ended September 30, 2013, the Company entered into an arrangement agreement (the “Arrangement Agreement”) which subsequently closed on October 4, 2013, pursuant to which Sandstorm acquired 40.1% of the common shares of Premier Royalty Inc. (“Premier Royalty”) and when combined with its existing position of 59.9% results in Sandstorm owning 100% of the outstanding common shares in the capital of Premier Royalty. Under the Arrangement Agreement, Premier Royalty shareholders received 4,618,109 common shares of Sandstorm (the “Sandstorm Shares”) on the basis of 0.145 of a Sandstorm Share for each Premier Royalty common share held for a total value of approximately $23.3 million. As the Company already consolidates the operations of Premier Royalty, the difference between the consideration and the non-controlling interest will result in an adjustment to equity on the date the transaction closed.

In accordance with the terms of the outstanding warrants to acquire Premier Royalty Shares (each, a “Premier Royalty Warrant”), each holder of a Premier Royalty Warrant outstanding immediately prior to the effective time of the Arrangement Agreement will receive on subsequent exercise of such holder’s Premier Royalty Warrant, in accordance with its terms, for the same aggregate consideration payable for such warrant, 0.145 of a Sandstorm Share.

In addition, in accordance with the terms of the outstanding options to acquire Premier Royalty Shares (each, a “Premier Royalty Option”), each holder of a Premier Royalty Option outstanding immediately prior to the effective time of the Arrangement Agreement will receive on subsequent exercise of such holder’s Premier Royalty Option, in accordance with its terms, for the same aggregate consideration payable for such option, 0.145 of a Sandstorm Share.

Prior to obtaining 100% of the common shares of Premier Royalty, in January 2013 and through a series of transactions, the Company acquired 46,678,221 common shares and 6,965,676 warrants of Premier Royalty (Note 7), representing approximately 59.9% of the then currently issued and outstanding shares. As part of these transactions, the Company entered into a share purchase agreement (the “Agreement”) with Premier Gold Mines Ltd. (“Premier Gold”). Pursuant to the terms of the Agreement, Sandstorm issued Premier Gold 5,604,277 special warrants (“Special Warrants”) each being exercisable into one common share of Sandstorm. As at September 30, 2013, Premier Gold had exercised all of the Special Warrants.

As a result of acquiring a controlling interest in Premier Royalty, the transaction was accounted for as a business combination. As such, the Company is required to consolidate all the operating results of Premier Royalty post the acquisition date (January 30, 2013) and reflect the consolidated financial results for both companies.

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In accordance with IFRS 3 – Business Combinations, the total consideration of $90.2 million for 59.9% interest, consisting of (i) $25.8 million cash and (ii) $64.4 million representing the fair value of the Special Warrants, which was allocated to the identifiable assets acquired, liabilities assumed and non-controlling interest as follows:

January 30, 2013
Acquisition costs:
Fair value of 5,604,277 Special Warrants	$64,394
Cash paid	25,812
$90,206

Allocation of acquisition costs:
Cash	$39,911
Accounts receivable and other	2,243
Royalty interests in mineral properties	62,194
Premier Royalty common share purchase warrants	3,573
Other	39
Goodwill	30,919
Accounts payable and accruals	(1,288)
Redeemable warrants	(1,130)
Deferred income tax liability	(8,871)
Non-controlling interest	(37,384)
$90,206

An income approach (being the net present value of expected future cash flows) was used to determine the fair values of the royalty interests in mineral properties. Estimates of future cash flows are based on estimated future revenues and expected conversions of resources to reserves at each of the mineral properties. The excess of the total consideration transferred and the non-controlling interest over the identifiable assets acquired and the liabilities assumed has been recorded as goodwill. The non-controlling interest was measured as the non-controlling interests’ proportionate share of Premier’s net identifiable assets.

The allocation of the purchase price is based on preliminary estimates and has not been finalized. The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated deferred income tax assets and liabilities and potential goodwill. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed in the preliminary purchase price allocation and are subject to change.

During the second quarter of 2013, the Company revised its preliminary estimate of the fair value of the royalty interest as at January 30, 2013. This resulted in a reduction of royalty interests, assets held for sale, deferred income tax liability and non-controlling interest of $10.6 million, $4.3 million, $1.1 million and $5.5 million, respectively, and an increase in goodwill of $8.3 million. There were no significant material changes to net loss as a result of these adjustments.

As a result of obtaining 100% of the common shares of Premier Royalty, Sandstorm adds a number of quality royalty assets to its portfolio along with over $30.0 million in cash.

Goodwill impairment

In March 2013, the Company completed its annual impairment test for the goodwill which arose on the purchase of a controlling interest in Premier Royalty and concluded the carrying value of the net assets acquired exceeded the recoverable amount. The recoverable amount has been determined by the fair value less cost to sell method, using quoted market prices for the common shares of Premier Royalty. An impairment charge of $30.0 million was recognized in the condensed consolidated interim statement of income during the nine month period ended September 30, 2013 ($14.0 million was recognized in the three months ended March 31, 2013).

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A reconciliation of the goodwill for the period ended September 30, 2013 is set out below:

In $000s	Carrying Amount
At December 31, 2012	$-
Acquisition of Premier Royalty	30,919
Adjustment on currency translation	(934)
Impairment charge	(29,985)
At September 30, 2013	$-

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6.	Mineral Interests and Royalties

A.	CARRYING AMOUNT

As of and for the three months ended September 30, 2013:

	Cost					Accumulated Depletion
In $000s	Opening	Additions	Impairment	Foreign exchange translation	Ending	Opening	Depletion	Inventory Depletion Adjustment	Ending	Carrying Amount
Aurizona, Brazil	21,500	2,784	-	-	24,284	3,026	877	-	3,903	20,381
Bachelor Lake, Canada	22,171	500	-	-	22,671	652	2,753	268	3,673	18,998
Black Fox, Canada	37,758	-	-	-	37,758	8,299	4,378	125	12,802	24,956
Bracemac-McLeod, Canada	8,032	58	(3,166)	-	4,924	-	-	-	-	4,924
Coringa, Brazil	7,893	3	-	-	7,896	-	-	-	-	7,896
Deflector, Australia	214	6,068	-	-	6,282	-	-	-	-	6,282
Hugo North Extension and Heruga, Mongolia	-	40,402	-	-	40,402	-	-	-	-	40,402
Ming, Canada	20,068	-	-	-	20,068	3,145	373	198	3,716	16,352
Mt. Hamilton, U.S.A	10,048	-	-	-	10,048	-	-	-	-	10,048
Paul Isnard, French Guiana	-	5,084	-	-	5,084	-	-	-	-	5,084
Prairie Creek, Canada	-	3,317	-	-	3,317	-	-	-	-	3,317
Premier Royalty interests in mineral properties (note 5)	-	73,274	-	(844)	72,430	-	6,610	-	6,610	65,820
Santa Elena, Mexico	13,342	-	-	-	13,342	4,405	2,032	295	6,732	6,610
Serra Pelada, Brazil	60,181	18	-	-	60,199	-	-	-	-	60,199
Summit, U.S.A.	4,063	-	-	-	4,063	740	-	-	740	3,323
Total	205,270	131,508	(3,166)	(844)	332,768	20,269	17,023	886	38,176	294,592

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As of and for the year ended December 31, 2012:

	Cost				Accumulated Depletion
In $000s	Opening	Additions	Buyback	Ending	Opening	Depletion	Inventory Depletion Adjustment	Ending	Carrying Amount
Aurizona, Brazil	$19,977	$1,523	$-	$21,500	$1,328	$1,698	$-	$3,026	$18,474
Bachelor Lake, Canada	20,845	1,326	-	22,171	-	599	53	652	21,517
Black Fox, Canada	56,524	-	(18,766)	37,758	2,614	5,659	25	8,299	29,458
Bracemac-McLeod, Canada	32	8,000	-	8,032	-	-	-	-	8,032
Coringa /Cuiú Cuiú, Brazil	-	7,893	-	7,893	-	-	-	-	7,893
Deflector, Australia	-	214	-	214	-	-	-	-	214
Ming, Canada	20,068	-	-	20,068	-	3,145	-	3,145	16,923
Mt. Hamilton, U.S.A	-	10,048	-	10,048	-	-	-	-	10,048
Santa Elena, Mexico	13,342	-	-	13,342	1,473	2,932	-	4,405	8,937
Serra Pelada, Brazil	-	60,181	-	60,181	-	-	-	-	60,181
Summit, U.S.A.	4,063	-	-	4,063	454	286	-	740	3,323
Total	$134,851	$89,185	$(18,766)	$205,270	$5,869	$14,319	$78	$20,269	$185,000

B.	Acquisitions and Update

ACQUISTIONS

PREMIER ROYALTY

As a result of acquiring a controlling interest in Premier Royalty (note 5), the Company has consolidated Premier Royalty’s mineral interest in the condensed consolidated interim financial statements. A number of the royalty interests are summarized below:

•	1% NSR on gold produced from AngloGold Ashanti Limited’s Mine Waste Solutions tailings recovery project in the Republic of South Africa;
•	1% NSR on certain mining claims which comprise the Thunder Creek deposit of the Timmins West mine and ancillary lands, located in Timmins, Ontario;
•	1% NSR on Yamana Gold Inc.’s Gualcamayo gold mine, which is located in San Juan, Argentina; and
•	1.5% NSR on Newmont Mining Corporation’s Emigrant Springs project, which is located in Nevada, United States of America.

Prior to the Company acquiring a controlling interest in Premier Royalty, Premier Royalty issued warrants to purchase up to 1.0 million common shares of Premier Royalty at an exercise price of C$2.52 per Premier Royalty share, expiring on November 9, 2014. The holder of the warrants has the right, on 30 days prior written notice, to require Premier Royalty to purchase for cancellation all outstanding warrants for a price of C$1.25 per warrant prior to expiry. A financial liability has been recorded for the Premier Royalty share purchase warrants and has been valued using an annual discount rate of 5% during its two year term.

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OTHER ROYALTIES

During the nine months ended September 30, 2013, the Company acquired a 1.0% NSR on the Paul Isnard gold project (“Paul Isnard” or the “Paul Isnard Project”) which is located in French Guiana and owned by Columbus Gold Corp. (“Columbus Gold”). For consideration, Sandstorm made an upfront payment of $5.0 million to acquire the royalty. As part of the agreement, Columbus Gold has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing at the Paul Isnard Project.

During the nine months ended September 30, 2013, the Company acquired a 1.2% precious metal NSR on the Prairie Creek project (“Prairie Creek” or the “Prairie Creek Project”) located in the Northwest Territories, Canada and owned by Canadian Zinc Corporation (“Canadian Zinc”). As consideration, Sandstorm has made a cash payment to Canadian Zinc of $3.2 million via a back-to-back agreement with Sandstorm Metals & Energy Ltd. (“Sandstorm Metals & Energy”). In addition, Canadian Zinc has provided Sandstorm, via a back-to-back agreement, with a right of first refusal on any future precious metal royalty or commodity stream financing for the Prairie Creek Project.

UPDATES

AURIZONA MINE

The Company has paid $4.3 million and agreed to contribute another $5.7 million in capital towards the phase one production expansion project (“Phase 1 Expansion”) at Luna Gold Corp.'s (“Luna”) open-pit Aurizona mine (“Aurizona Mine”). Sandstorm’s contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million.

In addition, the Company agreed to remit a $10.0 million loan to Luna in accordance with its previously announced commitment to issue a non-revolving loan facility to the company. The Loan is subject to interest at a rate of 12% per annum, subject to certain conditions, and will mature on June 30, 2017. The proceeds from the Loan will be used towards the Phase I Expansion and exploration activities at Luna’s Aurizona Mine.

BRACEMAC-MCLEOD MINE

Sandstorm has a 0.6% NSR based on 100% of the production from the Bracemac-McLeod development property located in Matagami, Quebec, Canada (“Bracemac-McLeod” or the “Bracemac-McLeod Mine”) which is owned and operated by a subsidiary of Glencore Xstrata plc (“Glencore”).

Sandstorm previously entered into a Gold Stream agreement with Donner Metals Ltd. (“Donner”), which it entered into via a back-to-back agreement with Sandstorm Metals & Energy, which entitled the Company to purchase 24.5% of the Gold Equivalent production from Bracemac-McLeod. Donner held a 35% participating interest in Bracemac-McLeod, but recently announced its inability to meet the cash calls under their operating agreement with Glencore. On August 30, 2013, Sandstorm and Sandstorm Metals & Energy agreed to the following with Donner and Glencore:

•	Glencore issued a 3% NSR to Sandstorm Metals & Energy on 100% of production from Bracemac-McLeod, which will be split between Sandstorm and Sandstorm Metals & Energy based on the respective funds contributed to Donner Metals Ltd. in relation to the copper stream and Gold Stream, resulting in the Company receiving 20% of the proceeds from the 3% NSR (equivalent to a 0.6% NSR) and Sandstorm Metals & Energy receiving 80% of the proceeds from the 3% NSR (equivalent to a 2.4% NSR); and

•	Sandstorm and Sandstorm Gold relinquished the copper stream and the Gold Stream, respectively;

As a result of the conversion of the Gold Stream into a 0.6% NSR, the Company recorded an impairment charge of $3.2 million during the three months ended September 30, 2013. The fair value of the 0.6% NSR was calculated using a discounted cash flow model to estimate the fair value less cost to sell. Key assumptions used in the cash flow forecasts to determine the fair value included the prices of certain minerals and production volumes at the Bracemac-McLeod Mine.

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DEFLECTOR MINE

During the three months ended September 30, 2013, Sandstorm amended its previously announced Gold Stream agreement with Mutiny Gold Ltd. (the “Amended Gold Stream”). In accordance with the Amended Gold Stream, Sandstorm has agreed to purchase an amount equal to 2.6% of the gold produced from the Deflector project in exchange for an upfront payment of $6 million. The payment was previously remitted to Mutiny Gold Ltd. in the form of a loan; therefore, no additional payments are required to be made by Sandstorm.

7.	Investments

As of and for the nine months ended September 30, 2013:

In $000s	Fair Value December, 2012	Net Additions (Disposals) September 30, 2013	Fair Value Adjustment September 30, 2013	Fair Value September 30, 2013
Common shares	$2,518	$15,841	$(9,451)	$8,908
Warrants	472	3,553	(3,205)	820
Convertible debt instrument	4,552	-	(157)	4,395
Total	$7,542	$19,394	$(12,813)	$14,123

During February 2013, the Company purchased 17,857,142 common shares of Entrée at a price of C$0.56 per share for total consideration of $9.8 million (C$10.0 million). The Company recognized a loss in other comprehensive income of $1.0 million on these shares during the three month period ended September 30, 2013.

During the three months ended March 31, 2013, the Company sold 2,287,500 warrants for gross proceeds of $0.3 million.

As further described in note 5, the Company acquired 6,965,676 warrants of Premier Royalty, of which, 5,508,176 expire on December 4, 2016 (subject to expiry acceleration provisions) and 1,457,500 expire on October 7, 2014. The fair value of the Premier Royalty warrants was determined using a Black-Scholes model using the following weighted average assumptions:

	At September 30, 2013		At January 30, 2013
Premier Royalty common share price	C$	0.80	C$	1.91
Exercise price	C$	2.00	C$	2.00
Expected volatility		40%		40%
Risk-free interest rate		1.38%		1.23%
Expected life of warrants		2.73		3.12

The tax impact on the fair value adjustments to investments recorded in other comprehensive income for the three and nine month periods ended September 30, 2013 was an expense of $0.9 million and $nil respectively.

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As of and for the nine months ended September 30, 2012:

In $000s	Fair Value December, 2011	Net Additions (Disposals) September 30, 2012	Fair Value Adjustment September 30, 2012	Fair Value September 30, 2012
Common shares	$7,923	$(7,168)	$(552)	$203
Warrants	439	-	45	484
Convertible debt instrument	-	4,784	-	4,784
Total	$8,362	$(2,384)	$(507)	$5,471

8.	Revolving Loan And Deferred Financing Costs

As of September 30, 2013, the Company was in compliance with the covenants of the revolving credit agreement and had not drawn down on its credit facility. Therefore, the full balance remains available for future acquisitions.

Deferred financing costs are capitalized and amortized on a straight-line basis over the term of the debt instrument as presented below:

As of September 30, 2013

In $000s	Cost	Additions	Accumulated Amortization	Carrying Amount
Debt issuance costs	$893	$1,370	$(612)	$1,651

As of December 31, 2012

In $000s	Cost	Additions	Accumulated Amortization	Carrying Amount
Debt issuance costs	$893	$17	$(292)	$618

9.	Share Capital and Reserves

A.	SHARES ISSUED

The Company is authorized to issue an unlimited number of common shares without par value.

On May 9, 2012, the Company completed a five-for-one consolidation (the “Consolidation”) of the Company's common shares. All comparative period information for common shares and stock options have been adjusted to reflect this Consolidation.

B.	STOCK OPTIONS OF THE COMPANY

The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the board of directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 10% of the Company’s issued common shares as at the date of the grant.

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A summary of the Company’s options and the changes for the period are as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Options outstanding at December 31, 2011	3,870,000	3.95
Granted	150,000	11.78
Exercised	(413,000)	2.29
Options outstanding at December 31, 2012	3,607,000	4.47
Exercised	(36,500)	3.40
Options outstanding at September 30, 2013	3,570,500	4.48

A summary of the Company’s share purchase options as of September 30, 2013 is as follows:

Number outstanding	Exercisable	Exercise Price per Share (C$)	Expiry Date
505,000	505,000	$2.25	June 16, 2014
140,000	140,000	$2.20	July 6, 2014
200,000	200,000	$2.175	July 28, 2014
20,000	20,000	$3.35	May 19, 2015
1,325,500	1,325,500	$3.40	November 26, 2015
91,000	60,668	$6.30	August 25, 2016
1,139,000	374,338	$6.35	November 25, 2016
150,000	-	$11.78	December 21, 2017
3,570,500	2,625,506	3.51

The weighted-average share price at date of exercise for the three and nine months ended September 30, 2013 was C$7.40 (C$9.10 and C$9.11 – three and nine months ended September 30, 2012)

A summary of share-based payment recognized is as follows:

In $000s	3 Months Ended September 30, 2013	3 Months Ended September 30, 2012	9 Months Ended September 30, 2013	9 Months Ended September 30, 2012
Employees	$1,425	$395	$3,663	$1,325

Stock Options of Premier Royalty

Premier Royalty has a share option plan (“Premier Royalty Option Plan”), which is restricted to directors, officers, key employees and consultants of Premier Royalty. The number of common shares subject to options granted under the Premier Royalty Option Plan is limited to 10% of the number of issued and outstanding common shares of Premier Royalty at the date of the grant of the option. Options issued under the Premier Royalty Option Plan may be exercised during a period determined by the Board of Directors of Premier Royalty, which cannot exceed ten years.

A summary of Premier Royalty’s share purchase options and the changes for the period are as follows:

	Number of Premier Royalty Options	Weighted Average Exercise Price (C$)
Options outstanding at January 30, 2013	3,432,497	2.55
Granted	100,000	1.62
Exercised	(50,000)	(1.40)
Forfeited	(609,164)	(3.45)
Options outstanding at September 30, 2013	2,873,333	2.34

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A summary of the Premier Royalty’s share purchase options as of September 30, 2013 are as follows:

Number Premier Royalty options outstanding	Exercisable	Exercise Price per Premier Royalty Share (C$)	Expiry Date
2,773,333	2,331,667	$2.37	December 11, 2017
75,000	56,250	$1.64	February 18, 2018
25,000	18,750	$1.54	March 1, 2018
2,873,333	2,406,667	2.35

C.	SHARE PURCHASE WARRANTS

A summary of the Company’s warrants and the changes for the period are as follows:

	Number of Warrants on a Pre-Consolidated Basis	Shares to be Issued Upon Exercise of the Warrants
Warrants outstanding at December 31, 2011	114,189,822	22,837,964
Issued	5,002,500	5,002,500
Issued upon exercise of Compensation Warrants	613,775	122,755
Exercised	(20,019,326)	(4,003,865)
Warrants outstanding at December 31, 2012	99,786,771	23,959,354
Exercised	(18,043,346)	(3,608,669)
Warrants outstanding at September 30, 2013	81,743,425	20,350,685

A summary of the Company’s warrants as of September 30, 2013 are as follows:

	Number of Warrants on a Pre-consolidated Basis	Pre-Consolidated Exercise Price Per Warrant	Number of Warrants on a Post- Consolidated Basis	Post-Consolidated Exercise Price Per Warrant	Shares to be Issued Upon Exercise of the Warrants	Adjusted Exercise Price Per Share	Expiry Date
SSL.WT	57,078,326	$0.60	-	-	11,415,665	$3.00	April 23, 2014
SSL.WT.A	19,662,599	$1.00	-	-	3,932,520	$5.00	October 19, 2015
SSL.WT.B	-	-	5,002,500	$14.00	5,002,500	14.00	September 7, 2017
	76,740,925		5,002,500		20,350,685

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D.	SPECIAL WARRANTS

A summary of the Company’s Special Warrants and the changes for the period are as follows:

Number of Special Warrants
Special Warrants outstanding at December 31, 2012	-
Issued	5,604,278
Exercised	(5,604,278)
Special Warrants outstanding at September 30, 2013	-

E.	RESTRICTED SHARE RIGHTS (“RSRs”)

On April 4, 2011, the Company adopted a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights to eligible employees, officers, directors and consultants at an expiry date to be determined by the board of directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan, as amended during the second quarter of 2013, permits the issuance of up to a maximum of 2,800,000 RSRs.

During the year ended December 31, 2012, the Company granted 330,000 RSRs with a fair value of $3.9 million, a three year vesting term, and a weighted average grant date fair value of C$11.78 per unit. During the three month period ended September 30, 2013, the Company granted 47,600 RSRs with a fair value of $0.3 million, a three to five year vesting term, and a weighted average grant date fair value of C$5.83 per unit.

F.	DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following:

In $000s	3 Months Ended September 30, 2013	3 Months Ended September 30, 2012	9 Months Ended September 30, 2013	9 Months Ended September 30, 2012
Net (loss) income attributable to Shareholders of Sandstorm	$(1,539)	$4,861	$(30,515)	$14,560

Basic weighted average number of shares [1]	94,690,755	74,795,092	92,877,369	71,579,331
Effect of dilutive securities
» Compensation warrants - shares	-	-	-	72,046
» Compensation warrants - warrants	-	-	-	48,280
» Stock options	-	2,069,149	-	2,124,507
» Warrants	-	12,625,920	-	11,641,502
Diluted weighted average number of common shares	94,690,755	89,490,161	92,877,369	85,465,666

1. The basic weighted average number of shares outstanding includes the issued Special Warrants (note 9d).

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The Company has a net loss for the three and nine months ended September 30, 2013; however, the following lists the stock options and share purchase warrants that would have been included in the computation of diluted weighted average number of common shares if the Company had net earnings for the nine month periods ended September 30, 2013 as they would have been dilutive:

	3 Months Ended September 30, 2013	3 Months Ended September 30, 2012	9 Months Ended September 30, 2013	9 Months Ended September 30, 2012
Stock Options	1,155,426	-	1,709,750	-
Warrants	6,652,165	573,974	9,812,654	257,759

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10.	Income Taxes

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

These differences result from the following items:

In $000s	3 Months Ended September 30, 2013	3 Months Ended September 30, 2012	9 Months Ended September 30, 2013	9 Months Ended September 30, 2012
(Loss) income before income taxes	$(2,297)	$4,908	$(32,614)	$16,568
Canadian federal and provincial income tax rates	26.0%	25.0%	25.8%	25.0%
Income tax (recovery) expense based on the above rates	$(597)	$1,227	$(8,414)	$4,142
Increase (decrease) due to:
» Non-deductible expenses	632	100	1,270	336
» Permanent difference for goodwill impairment	-	-	7,945	-
» Difference between statutory and foreign tax rates	(792)	(1,295)	(2,800)	(3,202)
» Other	471	$15	777	$732
Income tax (recovery) expense	$(286)	$47	$(1,222)	$2,008

The Company has deductible unused tax losses expiring as follows:

In $000s	Location	Amount	Expiration
Non-capital loss carry-forwards- the Company	Canada	$32,675	2029-2033
Non-capital loss carry-forwards- Premier Royalty	Canada	$985	2028-2033

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11.	Administration Expenses

The administration expenses for the Company are as follows:

In $000s	3 Months Ended September 30, 2013	3 Months Ended September 30, 2012	9 Months Ended September 30, 2013	9 Months Ended September 30, 2012
Corporate administration	$918	$296	$3,333	$861
Employee benefits and salaries	771	371	1,881	1,047
Professional fees	387	253	680	560
Severance	87	-	87	-
Depreciation	34	34	103	103
Administration expenses before share based compensation	$2,197	$954	$6,084	$2,571

Equity settled share based compensation (a non-cash expense)	940	395	3,178	1,325
Accelerated share-based payments arising on termination (a non-cash expense)	485	-	485	-
Total administration expenses	$3,622	$1,349	$9,747	$3,896

12.	Supplemental Cash Flow Information

In $000s	3 Months Ended September 30, 2013	3 Months Ended September 30, 2012	9 Months Ended September 30, 2013	9 Months Ended September 30, 2012
Change in non-cash working capital
» Trade and other receivables	$1,044	$148	$185	$(100)
» Inventory	(629)	-	(565)	-
» Trade and other payables	721	170	144	(21)
Net (decrease) increase in cash	$1,136	$318	$(236)	$(121)

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash and cash equivalents as at September 30, 2013 and December 31, 2012 are $nil and $93.6 million, and $31.4 million and $96.0 million respectively

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13.	Key Management Compensation

The remuneration of directors, those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	3 Months Ended September 30, 2013	3 Months Ended September 30, 2012	9 Months Ended September 30, 2013	9 Months Ended September 30, 2012
Short-term employee salaries and benefits	$424	$279	$1,285	$852
Share-based payments	526	291	2,262	994
Accelerated share-based payments arising on termination and other severance costs	573	-	573	-
Total key management compensation expense	$1,523	$570	$4,120	$1,846

14.	Contractual Obligations

GOLD STREAMS

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of life of mine gold [4,5]	Per ounce cash payment: lesser of amount below and the then prevailing market price of gold [1,2,3]
Aurizona	17%		$400
Bachelor Lake	20%		$500
Black Fox	8%		$504
Deflector	2.6%		$500
Entrée Gold	6.77% on Hugo North Extension and 5.13% on Heruga		$220
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$	nil
Santa Elena	20%		$350
Serra Pelada (Gold)	1.5%		$400
Serra Pelada (Platinum)	35%		$200
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter		$400

1.	Subject to an annual inflationary adjustment except for Bracemac-McLeod and Ming.

2.	For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.

3.	For the Entrée Silver Stream, percentage of life of mine is 6.77% on Hugo North Extension and 5.13% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

4.	For the Entrée Gold and Silver Stream, percentage of life of mine is 6.77% on Hugo North Extension and 5.13% on Heruga if the minerals produced are contained 560 metres below in depth.

5.	For the Entrée Gold and Silver Stream, percentage of life of mine is 10.15% on Hugo North Extension and 7.7% on Heruga if the minerals produced are contained above 560 metres in depth.

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The Company agreed to contribute up to $10.0 million in capital towards the Phase 1 Expansion at Luna's Aurizona Mine (of which $4.3 million had been contributed as at September 30, 2013). Sandstorm’s contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million.

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15.	Segmented Information

The Company’s reportable segments are summarized in the tables below:

For the three months ended September 30, 2013

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interest	Net income (loss)	Cash from operations
Aurizona	$6,296	$-	$1,913	$231	$-	$4,152	$4,383
Bachelor Lake	2,016	55	755	898	-	418	1,316
Black Fox	2,910	-	1,107	1,552	-	251	1,803
Bracemac-McLeod	-	100	-	-	(3,166)	(3,066)	-
Ming	133	-	-	60	-	73	133
Premier Royalty	-	2,526	-	2,877	-	(1,165)	2,844
Santa Elena	1,316	-	343	552	-	421	1,489
Corporate	-	-	-	-	-	(3,095)	(3,391)
Consolidated	$12,671	$2,681	$4,118	$6,170	$(3,166)	$(2,011)	$8,577

For the three months ended September 30, 2012

In $000s	Sales	Cost of sales (excluding depletion)	Depletion	Net income (loss)	Cash from (used in) operations
Aurizona	$6,459	$1,555	$572	$4,332	$4,904
Bachelor Lake	867	256	268	343	643
Black Fox	4,401	1,336	1,864	1,201	3,261
Ming	695	-	248	447	695
Santa Elena	2,680	554	656	1,470	2,126
Corporate	-	-	-	(2,932)	(1,031)
Consolidated	$15,102	$3,701	$3,608	$4,861	$10,598

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For the nine months ended September 30, 2013

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interest and goodwill	Net income (loss)	Cash from operations
Aurizona	$15,097	$-	$4,151	$877	$-	$10,069	$10,894
Bachelor Lake	6,587	124	2,272	2,753	-	1,686	4,427
Black Fox	9,042	-	3,102	4,378	-	1,562	5,939
Bracemac-McLeod		100			(3,166)	(3,066)	-
Ming	842	-	-	373	-	469	806
Premier Royalty	-	6,561	-	6,610	(29,985)	(32,152)	4,187
Santa Elena	5,716	-	1,375	2,032	-	2,311	4,342
Corporate	-	-	-	-		(12,271)	(6,513)
Consolidated	$37,284	$6,785	$10,900	$17,023	$(33,151)	$(31,392)	$24,082

For the nine months ended September 30, 2012

In $000s	Sales	Cost of sales (excluding depletion)	Depletion	Net income (loss)	Cash from (used in) operations
Aurizona	$14,315	$3,473	$1,276	$9,566	$10,582
Bachelor Lake	989	294	308	387	695
Black Fox	10,694	3,240	4,523	2,931	7,454
Ming	8,230	-	3,014	5,216	8,230
Santa Elena	8,885	1,847	2,186	4,852	7,038
Summit	407	102	286	19	305
Corporate	-	-	-	(8,411)	(3,180)
Consolidated	$43,520	$8,956	$11,593	$14,560	$31,124

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Total assets as of:

In $000s	September 30, 2013	December 31, 2012
Aurizona	$20,381	$18,473
Bachelor Lake	18,998	21,570
Black Fox	24,978	29,471
Bracemac-McLeod	5,023	8,031
Coringa	7,896	7,893
Deflector	6,282	214
Entrée	40,402	-
Ming	16,352	16,923
Mt. Hamilton	10,048	10,048
Paul Isnard	5,084	-
Prairie Creek	3,317	-
Premier Royalty	99,783	-
Santa Elena	6,610	8,937
Serra Pelada	60,199	60,181
Summit	3,323	3,323
Corporate	92,193	156,363
Consolidated	$420,869	$341,427

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